SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot-Yam
MP Menashe
3780400
Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

On April 11, 2013, we entered into an underwriting agreement (the “Underwriting Agreement”), with J.P. Morgan Securities LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named therein (the “Underwriters”), and Kibbutz Sdot-Yam and Tene Investment Funds (the “Selling Shareholders”), relating to an underwritten public offering (the “Offering”), of 7,775,000 ordinary shares by the Selling Shareholders. The offering price to the public is $23.25 per share and the Underwriters have agreed to purchase the shares from the Selling Shareholders pursuant to the Underwriting Agreement at a price of $22.0875 per share. The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 1,166,250 additional shares. The Offering is expected to be completed on April 17, 2013.

We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. All the proceeds from the sale of the Selling Shareholders’ shares will be solely for the account of the Selling Shareholders.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Form 6-K.

The Offering is being made pursuant to our effective registration statement on Form F-3 (File No. 333-187645), previously filed with the Securities and Exchange Commission (“SEC”). We have filed a final prospectus supplement dated April 11, 2013 relating to the Offering with the SEC.

On April 8, 2013, we issued a press release announcing the Offering, which is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference. Additionally, on April 11, 2013, we issued a press release announcing the pricing of the Offering, which is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

All statements included or incorporated by reference in this Form 6-K, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “projects,” “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. More information about the risks, uncertainties and assumptions that may impact our business is set forth in our annual report on Form 20-F and in the prospectus supplement. All forward-looking statements in this Form 6-K are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM Ltd.

Date: April 17, 2013	By:	/s/ Yair Averbuch
	Name:	Yair Averbuch
	Title:	Chief Financial Officer

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EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

1.1	Underwriting Agreement dated as of April 11, 2013 by and among Caesarstone Sdot-Yam Ltd., J.P. Morgan Securities LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named therein, Tene Investments in Quartz Surfaces L.P., Tene Investments in Quartz Surfaces B (Parallel) L.P. and Mifalei Sdot-Yam Agricultural Cooperative Society Ltd.

99.1	Press Release dated April 8, 2013 titled “Caesarstone Announces Offering of Ordinary Shares by Selling Shareholders.”

99.2	Press release dated April 11, 2013 titled “Caesarstone Announces Pricing of Ordinary Shares Offering by Selling Shareholders.”